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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number

Asia Entertainment & Resources Ltd.
(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒ Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐ No. ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Report of Financial Results

Asia Entertainment & Resources Ltd. (AERL), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, has announced unaudited and unreviewed financial results for the quarter ended March 31, 2010. All currency amounts are stated in United States dollars.

First Quarter 2010 Financial Highlights

•
Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted that is defined below) for the first quarter of 2010 in AERL’s 2 VIP gaming rooms in Macau was $1.894 billion, up 125% year-over-year, compared to $841.0 million for the first quarter of 2009.

•	Revenue for the first quarter of 2010 was $25.3 million, up 79% from $14.1 million in the same period of 2009.

•	Income (including pre-acquisition income) grew 61.3% to $9.7 million in the first quarter of 2010 from $6.0 million in the same period of 2009.

•
Pro forma earnings per share (EPS) for the first quarter (based on income including pre-acquisition income) was $0.82, based on a basic weighted average share count of 11,740,309, and $0.45 based on a fully diluted weighted average share count of 21,586,828.

•
GAAP EPS for the first quarter (based on net income after deduction of $4.3 million pre-acquisition income) was $0.45, based upon the basic weighted average share count, and $0.25 based upon a fully diluted weighted average share count.

•	Total available cage capital at the end of the first quarter was approximately $54.6 million.

The financial figures included in this announcement cover AERL’s results for the entire first quarter of 2010, including results for the period through February 2, 2010, when it acquired all of the stock of Asia Gaming & Resort Limited (“AGRL”). Prior to the acquisition, the owners of the VIP room gaming promoters were entitled to all of the net earnings from the operation of the VIP gaming rooms. As a result of the acquisition, AERL became entitled to all of such earnings thereafter. During the first quarter, earnings of $4.3 million were attributable to the pre-acquisition period ended February 2, 2010.

The assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and AGRL’s VIP gaming room promoters and are recorded at the historical cost basis of AGRL and the VIP gaming room promoters. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL subsequent to the acquisition.

Compensation Methods

In Macau, two remuneration methods are used to compensate VIP room gaming promoters. On a fixed commission basis, VIP room gaming promoter revenues are based on an agreed percentage of Rolling Chip Turnover. On a win/loss split basis, the VIP room gaming promoter receives an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of losses that might be incurred. Compared to the fixed commission basis, the win/loss split basis subjects the VIP room gaming promoter to the risk of losses from the gaming patron’s activity and greater volatility.

In first quarter of 2009, all of AERL’s business was on a win/loss split model. However, to reduce the risks of losses and volatility, in the last quarter of 2009, AERL successfully transitioned the VIP room in the Galaxy Star World in Downtown Macau to a fixed 1.25% commission on Rolling Chip Turnover. During the first quarter of 2010, the majority of AERL’s business was on a fixed commission basis. The VIP room at the MGM Grand Hotel and Casino continues to operate at approximately a 43% (including certain incentive allowances) win/loss split basis. At this rate, and assuming a win rate (the percentage that a casino’s win is of the total amount bet) of 2.9%, AERL would have the same revenues at the MGM Grand Hotel as if it operated under a 1.25% fixed commission basis. However, if the win rate was over 2.9%, AERL would have more revenues than if it operated on the 1.25% fixed commission basis. Because the larger part of AERL’s revenues is now directly related to Rolling Chip Turnover, AERL is concentrating its marketing efforts to increase the number of patrons and the amount of play at its VIP gaming room that operates under the 1.25% fixed commission basis. Consequently, in order to increase the Rolling Chip Turnover, AERL reinvests its earnings to increase the amount of cage capital available to finance the increased patron activity.

First Quarter 2010 Compared to First Quarter 2009

The following table sets forth certain information regarding AERL’s results for the first quarter of 2010, the first quarter of 2009 and the full year for 2009 (All figure are in $ thousands except ratios and percentages).

	1Q 2009	Fiscal Year 2009	1Q 2010	1Q 2010 to 1Q 2009
Rolling Chip Turnover	841,040	5,192,657	1,894,489	2.25
Revenue from VIP gaming operations	14,139	60,479	25,279	1.79
Commission to agents	6,848	39,146	13,220	1.93
Selling, general and administrative expenses	1,208	5,252	2,206	1.83
Income including pre-acquisition income	6,002	15,556	9,664	1.61
Revenue from VIP gaming operations/Rolling Chip Turnover	1.68%	1.16%	1.33%
Commission to agents/Rolling Chip Turnover	0.81%	0.75%	0.70%
Selling, general and administrative expenses/Rolling Chip Turnover	0.14%	0.10%	0.12%
Income including pre-acquisition income/Revenue from VIP gaming operations	42.4%	25.7%	38.2%
Income including pre-acquisition income/Rolling Chip Turnover	0.71%	0.30%	0.51%

The increase in Rolling Chip Turnover was primarily due to the overall recovery of the Macau gaming markets and the reinvestment of accumulated earnings as additional working capital at the cage, which has enabled AERL to increase the availability of Rolling Chips.

Revenues for the first quarter of 2010 were $25.3 million compared to $14.1 million in the same period of 2009, an increase of 79%. First quarter of 2010 net revenue as a percent of Rolling Chip Turnover was 1.33%, down from 1.68% in the first quarter of 2009 but up from 1.16% for the full year of 2009 due primarily to the mix shift toward more commission based business. Additionally, the win rate in the first quarter of 2009 was 3.6%, higher than the 3% statistical average for VIP baccarat in Macau. The actual win rate for the full year 2009 was 2.38%

AERL’s primary expense is commissions to agents, which were $13.2 million in the current period, up 93% from $6.8 million in the first quarter of 2009. The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.70% in the first quarter, down from 0.81% in the first quarter of 2009 and 0.75% for the full year 2009 as a result of Macau government policy to cap the commission that the casinos offer to the promoters. Selling, general and administrative expense, as a percentage of Rolling Chip Turnover, was 0.12% in the first quarter of 2010, a decrease from 0.14% of the first quarter of 2009 as a result of the delay to AERL’s proposed expansion plan in Jeju, Republic of Korea, but an increase from 0.10% for the full year 2009 as a result of an increase in administrative overhead related to public company reporting requirements.

Income (including pre-acquisition income) grew 61.3% to $9.7 million in the first quarter of 2010 from $6.0 million in same period of 2009, including $4.3 million attributable to the owners of the VIP room gaming promoters for the period through February 2, 2010.

Income (including pre-acquisition income) margin as a percentage of total revenue was 38.2%, down from 42.4% in first quarter of 2009 with the decline due to the statistically high win rate in the first quarter of 2009 but up from 25.7% for the full year 2009 with the successful shift of the Galaxy Star World VIP gaming room to a fixed commission basis. Income (including pre-acquisition income) as a percentage of Rolling Chip Turnover was 0.51% for the first quarter of 2010, down from 0.71% in first quarter of 2009, with the decline due to the high win rate in the first quarter of 2009, but up from 0.30% for the full year 2009 with the successful shift of the Galaxy Star World VIP gaming room to the fixed commission basis.

Pro forma EPS (based on income including pre-acquisition income) for the quarter was $0.82 based on a basic weighted average share count of 11,740,309 and $0.45 based on a fully diluted weighted average share count of 21,586,828. The fully diluted share count includes 4,210,000 shares that will be issued upon the filing by AERL of its Annual Report on Form 20-F for the fiscal year ending December 31, 2010. It also includes ordinary share equivalents for the issuance of a total of 11,040,000 shares upon the exercise of the outstanding public warrants, 3,608,000 warrants held by insiders and former insiders that were privately issued at the time of its initial public offering, 1,440,000 shares and warrants issuable upon the exercise of a unit purchase option granted to the representative of the underwriters of its initial public offering and shares issuable upon exercise of the warrants included in such option. If all of such securities are exercised for cash, AERL could receive additional capital of $81,208,000. To the extent that such securities are exercised on a cashless basis, the amount of cash received by AERL and the number of ordinary shares AERL would be required to issue could both be reduced and the pro forma earnings per share on a fully diluted basis may be increased. For the quarter ended March 31, 2010, on net income of $5.3 million (after deduction of $4.3 million pre-acquisition income), AERL had basic EPS of $0.45, based on a basic weighted average share count of 11,740,309, and $0.25 based on a fully diluted weighted average share count of 21,586,828. The basic and fully diluted weighted average share counts were calculated in accordance with Generally Accepted Accounting Principles in the United States.

Cash Flow and Balance Sheet Highlights

Cash flow used in operations was $29.3 million for the first quarter of 2010, which includes the cash used for markers of $38.7 million. Including pre-acquisition profit of $4.3 million that was paid to the owners of the VIP room gaming promoters, total cash flow used in operations was $25 million for the first quarter. At the end of the first quarter 2010, total available cage capital was approximately $54.6 million. The total available cage capital is comprised of markers receivable of $38.7 million and cash, cash chips and non-negotiable chips of $15.9 million. AERL’s related parties have provided financing of $48.4 million.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with "non-negotiable chips” and winning bets are paid out by casinos in so-called "cash” chips. "Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of "non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to "roll,” from time to time, their "cash chips” into "non-negotiable” chips for further betting so that they may receive their commissions (hence the term "Rolling Chip Turnover”). Through the promoters, "non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

The results reported herein were prepared by management, are unaudited and not reviewed in accordance with SAS 100 by AERL’s Independent Registered Public Accounting Firm.

Forward Looking Statements

This report includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates.

ASIA ENTERTAINMENT & RESOURCES LTD.
Consolidated Balance Sheet for March 31, 2010

March 31, 2010 (Unaudited)
ASSETS
Cash and Cash Equivalents	$19,580,554
Accounts Receivable, net	5,533,951
Markers	38,702,075
Prepaid Expenses and Other Assets	6,464,406
Total assets, all current	70,280,986

LIABILITIES
Accounts Payable	$12,071,459
Accrued Expenses	4,034,884
Loan payable, related parties	48,405,600
Total liabilities, all current	64,511,943

Commitments and Contingencies:
SHAREHOLDERS’ EQUITY
Ordinary Shares, $0.0001 par value Authorized 50,000,000 shares; issued and outstanding 12,545,224	1,255
Additional paid-in capital	463,612
Retained Earnings	5,304,853
Accumulated Other
Comprehensive Income (loss)	(677)
Total Shareholders’ Equity	5,769,043
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$70,280,986

ASIA ENTERTAINMENT & RESOURCES LTD.
Consolidated and Combined Statements of Operations and Other Comprehensive Income
For the Three Month Period Ended March 31, 2009 and March 31, 2010

	March 31, 2010 (Unaudited)	March 31, 2009 (Unaudited)

Revenue from VIP gaming operations	$25,279,369	$14,138,998

Total Revenues	25,279,369	14,138,998

Expenses
Special Rolling Tax	189,366	81,717
Commission to agents	13,219,878	6,848,016
Selling, general and administrative expenses	2,205,841	1,207,740
Total Expenses	15,615,085	8,137,473

Income including pre-acquisition income	$9,664,284	$6,001,525

Prior owners’ interest in pre-acquisition income	(4,329,385)	(6,010,688)

Net Income (Loss) Attributable to Ordinary Shareholders	$5,334,899	$(9,163)

Other Comprehensive Loss
- Foreign Currency Translation Adjustment	(677)	-

Total Comprehensive Income (Loss)	$5,334,222	$(9,163)

ASIA ENTERTAINMENT & RESOURCES LTD.
Consolidated Statement of Cash Flows
For the Three Month Period Ended March 31, 2010

March 31, 2010 (Unaudited)
Cash Flows From Operating Activities
Net income	$5,334,899
Change in non-cash assets and liabilities
Accounts Receivable	(5,533,951)
Prepaid Expenses and other Assets	(6,464,406)
Markers receivable	(38,702,075)
Accounts Payable	12,071,459
Accrued Expenses	4,034,884
Net cash used by operating activities	(29,259,190)

Cash flows from investing Activities
Cash received in merger	452,044
Net cash provided by investing activities	452,044

Cash flows from financing activities
Net distribution to owners	-
Shareholder loans, net	48,380,643
Net cash provided by financing activities	48,380,643

Effect of foreign currency translation adjustment	(677)
Net increase in cash and cash equivalents	19,572,820

Cash and cash equivalents at beginning of period	7,734
Cash and cash equivalents at end of period	$19,580,554

ASIA ENTERTAINMENT & RESOURCES LTD.
Consolidated Statement of Changes in Shareholders’ Equity for March 31, 2010

				Retained		Total
			Additional	Earnings	Other	Owner’s
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	(Deficit)	Loss	(Deficit)

Balance at December 31, 2009	10,350,000	$1,035	$11,788	$(30,046)	$-	$(17,223)

Recapitalization in connection with share exchange	2,195,224	220	451,824	-	-	452,044

Foreign currency translation adjustment	-	-	-	-	(677)	(677)

Net income attributable to ordinary shareholders	-	-	-	5,334,899	-	5,334,899

Balance at March 31, 2010 (Unaudited)	12,545,224	$1,255	$463,612	$5,304,853	$(677)	$5,769,043

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Entertainment & Resources Ltd
(Registrant)

Date: July 8, 2010	By:	/s/ Kenny S. H. Leong
Name: Kenny S. H. Leong Title: Chief Executive Officer